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September 7, 2021

VIA EDGAR TRANSMISSION

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Re:	Wejo Group Ltd.

Registration Statement on Form S-4

Filed July 16, 2021
File No. 333-257964

Dear Mr. Kim:

On behalf of our client, Wejo Group Ltd. (“Wejo”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 13, 2021, relating to the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed with the Commission on July 16, 2021. In connection with these responses, Wejo is filing, electronically via EDGAR to the Commission, a revised Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Form S-4, Filed July 16, 2021

Questions and Answers

What equity stake will the current stockholders of Virtuoso, the PIPE Investors and Wejo...?, page 13

1.	Comment: Please revise this section and the summary to note the other consideration that may involve Company common shares, such as the exchangeable units of Wejo Bermuda Limited (“Limited”) that are exchangeable into Class A common shares, and the earnout provision. Please also disclose the share prices that will trigger the vesting of the earnout provision on page 154.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure in the Frequently Used Terms and on pages 14-15, 34, 47, 82, 98 and 174 of the Amended Registration Statement.

Will new financing be obtained in connection with the Business Combination?, page 14

2.	Comment: Disclose if Virtuoso’s Sponsor, directors, officers or their affiliates will participate in the PIPE Investment.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 15 of the Amended Registration Statement.

How do the Sponsor Persons intend to vote on the Proposals?, page 18

3.	Comment: You disclose the number and percentage of Virtuoso Public Shares needed to approve the proposals when taking into account the Sponsor Agreement and assuming all shares are voted. Please also provide this information assuming only a quorum is present.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 40 and 77 of the Amended Registration Statement.

Do I have redemption rights?, page 19

4.	Comment: Please disclose the maximum number of Virtuoso Public Shares that can redeemed and still meet the minimum cash condition of $175 million and the condition that Virtuoso will have at least $5,000,001 of net tangible assets remaining.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the Amended Registration Statement.

What happens if a substantial number of Virtuoso stockholders vote in favor of the Business Combination Proposal and exercise...?, page 23

5.	Comment: Disclose the impact of other shareholder redemptions on non-redeeming shareholders. For example, disclose that redeeming shareholders will retain their warrants. Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 26 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

6.	Comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. For example, disclose that the Virtuoso Public Warrants will continue to contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, but that the private warrants are not redeemable. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages  79 and 80 of the Amended Registration Statement.

7.	Comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at minimum and maximum redemption levels.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Virtuoso Board's Reasons for the Business Combination, page 34

8.	Comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 78-79 of the Amended Registration Statement.

Virtuoso’s Directors and Executive Officers Have Financial Interests in the Business Combination, page 38

9.	Comment: Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 41, 42, 117, 118 and 122 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

10.	Comment: Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 42, 117, 118 and 123 of the Amended Registration Statement.

11.	Comment: Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 38, 117 and 118 of the Amended Registration Statement.

12.	Comment: We understand the Sponsor will receive additional securities pursuant to an anti-dilution adjustment of the Class B common shares based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure in the letter to Virtuoso Stockholders and on pages 15, 31, 109 and 234 of the Amended Registration Statement. In the Sponsor Agreement, Virtuoso Sponsor agreed to waive its anti-dilution rights in respect of the company’s additional financing activities.

13.	Comment: Please clarify how the Virtuoso board considered all of the enumerated conflicts in negotiating and recommending the business combination.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Background of the Business Combination, page 104

14.	Comment: Please discuss why Bermuda was selected as the jurisdiction for your corporate form. We note neither Virtuoso nor Wejo are based or incorporated in Bermuda. To the extent that Bermuda was chosen for corporate governance or tax reasons, please clarify.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 110 of the Amended Registration Statement.

15.	Comment: We note that Moelis & Company performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Moelis that are contingent on completion of the business combination.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the Amended Registration Statement.

Unaudited Prospective Financial Information, page 112

16.	Comment: Please revise your prospective financial information to provide a more detailed description of the material assumptions that are driving your revenue growth. Provide disaggregated disclosure for each product line included in your projected revenue amounts. Explain why you believe you have a reasonable basis to project five years when you have just commenced operations and generating revenue. Your disclosure should highlight the uncertainty in achieving your accelerated revenue growth. For example, this discussion should address the uncertainty and risk of the potential the entry of competitors and the difficulty in financing the research and development cost to achieve and sustain the technological functionality of your products.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 120 and 121 of the Amended Registration Statement.

17.	Comment: We note that you provide key financial forecasts for 2021 through 2025 that assume that you will bring new products to market and generate strong net revenue and gross sales growth based upon their monetization. Please clarify how the Virtuoso board used this financial information to determine the fair value of the transaction and/or the $800 million enterprise value for Wejo. Please describe the methods of valuations used by Virtuoso management to determine fairness and related calculations.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 119 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Material U.S. Federal Income Tax Considerations, page 115

18.	Comment: We note that you discuss the material tax consequences for holders of Virtuoso Common Stock and Virtuoso Public Warrants. Please revise to discuss the material tax consequences of the business combination for Wejo’s shareholders who are receiving Company shares and for the Company.

The Company respectfully acknowledges the Staff's comment. The Company advises the Staff that Section III.A.2 of Staff Legal Bulletin No. 19 provides that a tax consequence “is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision …”

Although the exchange of Wejo shares for Company shares pursuant to the Business Combination is intended to be a tax-deferred transaction for the Wejo shareholders for U.S. federal tax purposes, the Wejo shareholders’ proxies are not being solicited in support of the Business Combination pursuant to this Registration Statement. Rather, the exchange of Wejo shares for Company shares is governed by the Wejo Acquisition Agreement, pursuant to which certain Wejo shareholders owning a majority of Wejo shares have agreed to exchange their Wejo shares for Company shares, and have triggered their drag along rights to force the remaining Wejo shareholders to exchange their Wejo shares for Company shares as part of the Business Combination. Such Wejo shareholders owning a majority of the Wejo shares would not, in any event, be addressed by the Registration Statement because they would be subject to one or more of the customary exceptions (e.g., they own more than 5% of Wejo shares, or they own their Wejo shares as part of an exercise of employee share options, employee incentive plans, or otherwise as compensation). Therefore, the Company believes that there is no substantial likelihood that a reasonable investor in Wejo’s stock would consider the U.S. federal tax consequences of the exchange of shares pursuant to the Business Combination important in considering its vote to approve the proposals. Accordingly, the Company does not believe that the U.S. federal tax consequences of the exchange of Wejo shares for Company shares pursuant to the Business Combination are material to Wejo’s shareholders. Additionally, the Company advises the Staff that the proxy statement contained in the Registration Statement is addressed solely to the shareholders of Virtuoso and will not serve as an information statement for the holders of Wejo shares with respect to the approval of the Business Combination.

Furthermore, the Company is not aware of any disclosures regarding similarly situated companies (i.e., a business combination of a special purpose acquisition company and a target company under a newly-formed parent company (i.e., the Company)) which include a disclosure of the U.S. federal tax consequences for the Company, as requested by the Staff. As the acquiring company, the Company believes that there are no U.S. federal tax consequences to it as a result of the Business Combination, regardless of whether the Business Combination qualifies for tax-free treatment (as intended) or whether it is taxable, as the tax consequences of the various share exchanges are borne by the Virtuoso shareholders, the Wejo shareholders, and the PIPE investors (as the case may be). In light of similar Form S-4 disclosures previously and recently approved by the Staff, the Company does not believe that the Registration Statement would be enhanced by including the information requested by the Staff with respect to the Company.

For these reasons, the Company submits that disclosure of the U.S. federal tax consequences (i) of the exchange of Wejo shares for Company shares and (ii) for the Company, in each case, pursuant to the Business Combination is not required.

Securities and Exchange Commission
September 7, 2021

Information About Wejo, page 176

19.	Comment: We note that, although Wejo was founded in 2013, it generated a nominal amount of revenue in 2019. Please clarify here and in the summary when Wejo’s traffic management, advertising and mapping solutions were first offered to paying customers and whether it has primarily been in a research and development stage until recently. Please also clarify the stage of development of Wejo’s solutions and products, including which existing solutions and products are currently commercially available and when your prospective solutions will be commercially available.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 191-194 of the Amended Registration Statement.

20.	Comment: We note your disclosure on pages 196 and 197 that Wejo’s revenues are primarily related to traffic management and mapping marketplace solutions. Please clarify whether Wejo derives material amounts of revenue from other solutions or products, including SaaS or Advertising.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 191-194 of the Amended Registration Statement.

21.	Comment: We note that you believe Wejo’s Serviceable Addressable Market (“SAM”) will be $61 billion by 2030. Please provide further information as to how you calculated this figure. You indicate that the total number of connected vehicles will grow from 196 million to 600 million and the $61 billion figure is derived from the projected fees from those vehicles according to page 178. It is unclear how Wejo was able to determine these projected fee amounts given its relative lack of history of monetizing its different categories of solutions.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 202 and 203 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

22.	Comment: In your growth strategies disclosure for Wejo, you indicate that half of the projected 600 million connected vehicles will provide Wejo with data to market to customers by 2030. Please clarify why you believe that Wejo will have such large share of the market by 2030 given that Wejo only provides data from 11 million of the 196 million connected vehicles as of 2020, which is 5.6% of the total connected vehicles.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 196 of the Amended Registration Statement.

23.	Comment: With respect to Wejo’s OEM and Tier 1 partners, please clarify whether Wejo’s relationships are primarily related to revenue sharing agreements with them to receive data from their vehicles or parts. It is unclear whether Wejo’s OEM and Tier 1 partners are expected to also generate material amounts of revenue as SaaS Solutions customers. Please clarify if your OEM and Tier 1 agreements contemplate being potential customers of such data instead of just suppliers of the data.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 194 and 195 of the Amended Registration Statement.

24.	Comment: With respect to the privacy regulations, please clarify whether owners of the vehicles may opt out of sending Wejo data and, if possible, whether such opt-outs may have a material impact on Wejo’s business.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 200 of the Amended Registration Statement.

25.	Comment: Please provide a brief description of any material agreements related to Wejo’s IT infrastructure. We note, for example, that you filed various agreements with Palantir Technologies.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 190 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Wejo’s Management’s Discussion and Analysis of Financial Condition...

Key Components of Results of Operations

Revenues, page 193

26.	Comment: Your disclosure here states that you generate revenue as your customers pay license fees to obtain one or more data services that may include a portion or all of the data in their market. Please reconcile this disclosure to your disclosure on page F-53 that you provide customers access to specified connected car data through cloud-hosted software. Explain in greater detail the software that is provided in SaaS arrangements to your customers.

The Company respectfully acknowledges the Staff's comment. The Company works with the world’s leading OEMs to obtain, process, and turn into products vast amounts of connected vehicle data. OEMs provide the Company this data through license agreements. The Company processes the data in its ADEPT platform running in cloud data centers and offers services including live data feeds, batch feeds and analytics. These services provide customers with traffic intelligence, high frequency vehicle movements, and common driving events and trends, among other insights. The Company’s customers pay license fees to obtain one or more of these data services that may include a portion or all of the data in their market. The Company’s revenue is the amount of consideration it expects to receive, reduced by associated revenue share due under its data sharing agreements with the OEMs. The Company’s current revenue comes primarily from the Data Marketplace with an immaterial amount of revenue generated by the SaaS product line.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-52-53 of the Amended Registration Statement.

Cost of Revenue, page 195

27.	Comment: We note your cost of revenue increased 37% during the three months ended March 31, 2021 compared to the three months ended March 31, 2020. You disclose that this increase is a result of an increase in staff cost. Please quantify the change in personnel period over period. Further, given your cost of revenue increased 37% during the period while your revenue, net increased only 20% over the same period, please disclose whether you anticipate that this trend will continue. That is, clarify if you anticipate your cost of revenue will increase greater than revenue in upcoming periods. Refer to Section III.B of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 206 of the Amended Registration Statement.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

Revenue, net, page 195

28.	Comment: We note your revenue, net increased by 20% during the three months ended March 31, 2021, compared to the three months ended March 31, 2020. You state that, “the change is primarily due to increasing number of live connected vehicle data sold to our customers and an increase in our customer base.” In light of your revenue recognition policy on page F-53, that software is provided over a term of a contract, please explain why the number of live connected vehicle data would impact revenue period over period. In addition, quantify the change in your customer base period over period. Refer to Section III.B of SEC Release No. 33-8350.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 206 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Liquidity and Capital Resources, page 198

29.	Comment: We note your primary offices are located in England. We further note your disclosure on page F-53 that during the years ended 2020 and 2019, you earned 100% of your revenue in the U.S., as well as for the period ended March 31, 2021, as noted on page F-78. As such, please disclose the amount of cash and cash equivalents that are currently held outside of the U.S.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 210 of the Amended Registration Statement.

Management of Wejo Group Limited Following the Business Combination

Corporate Governance, page 209

30.	Comment: You indicate that you will implement a range of other corporate governance best practices, including implementing a robust director education program. Please clarify if these anticipated practices are provided for in your corporate governance documents or are discretionary.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 220 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 218

31.	Comment: Please provide the beneficial ownership of Wejo prior to the business combination.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 230 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Certain Relationships and Related Person Transactions-Wejo, page 223

32.	Comment: With respect to the Wejo consulting agreement with Diarmid Ogilvy, please clarify whether this agreement is still in effect and if it will survive the Business Combination. Further, please clarify how Mr. Ogilvy was compensated for his capital raising services, such as whether he was compensated through a commission or by the value of funds raised.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 239 of the Amended Registration Statement.

33.	Comment: You reference a Side Agreement that includes Arma Partners LLP as part of Wejo’s existing Shareholders Agreement. Further, your Business Combination Agreement specifies that you will attempt to terminate both of these agreements by the close of the Business Combination. Please clarify whether the Side Agreement is part of your legal dispute with Arma Partners described on page 190 and whether the pending lawsuit will affect your ability to terminate the Side Agreement or close the Business Combination.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 237 of the Amended Registration Statement.

34.	Comment: Please quantify the amount of Company common shares that will be issued in total, and to related parties such as GM, to retire the debt underlying the convertible loan agreements.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 238 of the Amended Registration Statement.

Comparison of Corporate Governance and Stockholder Rights’, page 227

35.	Comment: With respect to the limited liability of directors on page 233, please clarify whether the Companies Act requires a duty of loyalty or similar fiduciary duties upon directors. It appears from your disclosure on page 244 that your Bye-Laws will waive such obligations except for fraud or dishonesty.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company confirms that the Companies Act 1981 imposes fiduciary duties (including a duty to act honestly and to exercise care) on its directors that are owed to the Company itself. Additionally, the Company respectfully submits that the Company Bye-Laws do not waive the duties placed on a director but rather the shareholders and the Company itself waive any claim for breach of the same (other than in cases of fraud of the director or to recover any gain, personal profit or advantage to which such the director is not legally entitled). The Company Bye-Laws further indemnify the directors from liability, loss, damage or expense and costs incurred or suffered in the conduct of the Company’s business or discharge of his duties (other than in the case of fraud or dishonesty).

In response to the Staff’s comment, the Company has revised its disclosure on page 246 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

Description of Wejo Group Limited’s Securities, page 240

36.	Comment: In the forepart, cover page, and summary of your registration statement, you reference that you will be issuing Company Class A common shares to investors of both Wejo and Virtuoso. We note that the Business Combination Agreement does not reference multiple classes of Company common shares being issued or the uses the term “Class A” common shares. Where appropriate, please clarify when referring to Class A common shares that the Business Combination Agreement currently contemplates a single class of common shares.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure in the forepart, cover page and summary of the Amended Registration Statement.

37.	Comment: Please provide a brief description of rights and privileges of the Limited exchangeable units that will be exchanged for the Virtuoso Class C common stock held by the Sponsor.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 259 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements

Note 4. Revenue from Customers

Connected Car Data Services, page F-53

38.	Comment: Your revenue recognition policy appears to currently address SaaS Solutions. However, we note your disclosure on page 184 that you generate sales through Traffic Management, Advertising, and SaaS Solutions. Please expand your revenue recognition policy to clarify how you recognize revenue related to Traffic Management and Advertising. If revenue from these offerings are not material or has not commenced, please revise your disclosures to clearly disclose their status.

The Company respectfully acknowledges the Staff's comment and advises the Staff that Traffic Management and Advertising products both belong under the Data Marketplace product line and generated predominantly all of the revenue during the periods presented. The SaaS Solutions product line was immaterial. In response to the Staff’s comment, the Company has revised its disclosure on pages F40 and F-52-53 of the Amended Registration Statement.

Securities and Exchange Commission
September 7, 2021

39.	Comment: You disclose on page 193 that revenue is the amount of consideration you expect to receive, reduced by the associated revenue share due under your data sharing agreements with the OEMs. Please expand your revenue recognition policy to explain this revenue sharing agreement and the associated amounts. Clarify whether you are a principal or an agent in these arrangements. That is, indicate why recording the revenue net of the revenue share is proper.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page  213 of the Amended Registration Statement.

40.	Comment: Your disclosure indicates that you generally recognize revenue ratably over the term of the contract. Please disclose the typical term of the contract. Further, disclose how often you invoice the customer (i.e. upfront, annually, etc.).

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page F-78 of the Amended Registration Statement.

41.	Comment: We note your disclosure on page 184, that your sales are presently attributed to the fields of Traffic Management, Advertising, and SaaS Solutions. Tell us your consideration of providing a disaggregation of revenue by these revenue types. Also, provide disaggregation of revenue that is recognized at a point in time and transferred over time. Refer to ASC 606-10-55-89 through 91.

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company considered the disclosure guidance in ASC 606-10-55-89 through 91 in making a determination of whether a disaggregation of revenue, beyond the disaggregation of revenues into geographic regions, was necessary. The Chief Operating Decision Maker (“CODM”) currently measures the Company’s business based on two Product lines: (i) Data Marketplace revenue, which is not reported on a disaggregated basis by product and (ii) SaaS Solutions revenue which is currently not material. We have not included disaggregated data by product for the Data Marketplace product line as there are no identifiable differences as to how our products are provided to customers and they are generally subject to similar economic factors. Additionally, there is no difference in the expected cash flow or revenue recognition by customer or by merchant based on product. This is also consistent with the level of detailed disaggregation of revenue provided in the Company’s Investor Presentations. As such, the Company concluded that no additional disaggregation by product was necessary. The Company discusses its eight products within the Data Marketplace product line on pages 191-193 to provide investors high level insight into the supply and demand of products that are offered or to be offered through its platform.

Accordingly, the Company has revised its disclosures on pages F-52 and F-53 in footnote #4 “Revenue from Customers” in the audited consolidated financial statements and included additional information on page F-78 in footnote #5 “Revenue from Customers” in the interim condensed consolidated financial statements to provide information about the amount of revenue derived from the Data Marketplace vs the SaaS Solutions and included a disaggregation of revenue recognized over time and at a point in time, to its current disclosure.

Securities and Exchange Commission
September 7, 2021

Note 10. Share-Based Compensation, page F-56

42.	Comment: Please provide us with a breakdown of all equity awards granted to date in 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described on page 28.

The Company respectfully acknowledges the Staff's comment. In response to the Staff’s comment, the Company has prepared the below information regarding the valuation of the Company’s equity awards:

Summary of Equity Awards

Since January 1, 2020 and through the date of the initial filing of the Registration Statement, the Wejo Limited Board has granted the following employee equity awards, with the share numbers and per share exercise prices and fair values:

	Number of Shares	Per Share Exercise Price of A Ordinary Shares with hurdle amount of £60 million		Fair Value of A Ordinary Shares with hurdle amount of £60 million on Grant Date		Estimated Fair Value per option of A Ordinary Shares with hurdle amount of £60 million
Grant Date	Granted	£ per share	$ per share	£ per share	$ per share	£ per share	$ per share
July 14, 2020	3,176,392	£0.18	$0.23	£0.07	$0.09	£0.01	$0.02
October 21, 2020	60,540	£0.17	$0.23	£2.23	$2.93	£2.06	$2.71

Wejo Limited has not granted any equity awards subsequent to October 21, 2020.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement on pages 213 and F-45, share options granted to employees is measured at fair value on the date of grant. The Registration Statement describes Wejo Limited’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used on pages F-45 and F-57.

Securities and Exchange Commission
September 7, 2021

The estimated fair value of the A ordinary shares with hurdle amount of £60 million was determined at each grant date by the Wejo Limited Board and was supported by independent third-party valuations. The valuations of the A ordinary shares with hurdle amount of £60 million were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and on page 213 of the Registration Statement. As discussed below, the methodologies used by Wejo Limited with the assistance of its third-party valuation firm to determine the fair value of the A ordinary shares with hurdle amount of £60 million included developing an operating equity valuation based on a discounted cash flow analysis, certain applications of the market approach, and consideration of liquidation approach/net asset value. The A ordinary share values were determined using an Option Pricing Model allocation method (“OPM”) to allocate the operating equity value of Wejo Limited. The following table summarizes the valuation dates, methods and resulting valuations used for accounting for share-based compensation in 2020:

Valuation Date	Valuation Methods	Estimated Value per Share of A Ordinary Share (with £60 million hurdle)
July 14, 2020 (retrospective)	Operating Equity value - Discounted Cash Flow (DCF); Market Approach – Legacy Guideline Public Companies (GPC), Liquidation analysis A Ordinary Share value – OPM	£0.07

October 21, 2020 (retrospective)	Operating Equity value – DCF; Market Approach – Legacy GPC; Market Approach – Industry SPAC Comparable Transactions; Liquidation analysis A Ordinary Share value –OPM	£2.23

The assumptions used in each valuation model to determine the fair value of the A ordinary shares with hurdle amount of £60 million was as of the grant date of each option and was based on numerous objective and subjective considerations, combined with management judgment, including but not limited to the following:

•	Wejo Limited’s actual operating results and financial performance;

•	The prices, preferences, and privileges of ordinary shares and B ordinary shares of Wejo Limited relative to shares of Wejo Limited’s A ordinary shares with hurdle amounts;

•	current business conditions and projections;

•	stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of Wejo Limited, given prevailing markets and the nature and history of Wejo Limited’s business;

•	market multiples of comparable companies in Wejo Limited’s industry;

•	industry information, such as market size and growth;

•	adjustments, if any, to recognize a lack of marketability of Wejo Limited’s shares; and

•	macroeconomic conditions.

Securities and Exchange Commission
September 7, 2021

Determination of Estimated Value

Income Approach

The income approach attempts to convert future expected economic benefits, generally, cash flow, into a present value. As one application of the income approach, a valuation specialist may utilize the discounted cash flow (“DCF”) method. The DCF method develops a value for a company’s business enterprise as a whole, which is based on direct projections of its future earnings-generating capabilities.

Market Approach

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. Applications of the market approach may include the guideline company method, back-solve method and subject company transaction method. The guideline company method involves consideration of the market price of stock of comparable public companies and then developing a pricing multiple by dividing the comparable stock’s price by an economic variable. The back-solve method is a method wherein the equity value for a privately-held company is derived from a recent transaction in the company’s own securities. Based on recent transactions, an acceptable model can be used to “back-solve” for the implied equity value of the company. Under the model, the implied equity value is the result of solving such that the implied price of the last round of financing is equal to its issuance price. Similar to the back-solve method, the subject company transaction method is a method wherein a value is derived from a recent transaction in a company’s own securities. However, whereas the OPM back-solve method derives the total 100% equity value, the subject company transaction method derives the value of a share of an individual class of equity. Since the subject company transaction method yields a per share value rather than an aggregate equity value, it is weighted with the result of the OPM allocation (which allocates the total equity value concluded under the other market approach and income approach methods).

Securities and Exchange Commission
September 7, 2021

Asset Approach

The asset approach is a general way of determining a value indication of a business, business ownership interest, or security using one or more methods based on the value of the assets net of liabilities, as such necessarily involving an analysis of the economic worth of a company’s tangible and intangible, recorded and unrecorded assets in excess of outstanding liabilities. There are two main methods within the asset approach: (i) the adjusted net asset value method, and (ii) the excess earnings method. The asset approach is relevant for holding companies and for operating companies that are contemplating liquidation or are unprofitable for the foreseeable future.

Option Pricing Allocation Model

The Black-Scholes OPM can be used to allocate value to the various share classes. The OPM treats securities, including debt and ordinary shares and A ordinary shares with applicable hurdle amounts, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the ordinary and A ordinary with hurdle amounts is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled, and considering the relevant rights of the A ordinary shares (e.g., participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM considers five key inputs: the total consideration of the most recent transaction, the rights and preferences of the shareholders, time-to-liquidity, the risk-free interest rate, and volatility.

Marketability Discount

In determining the estimated fair value of A ordinary shares with £60 million hurdle on the date of grant, it is appropriate to consider that the security may not be freely tradeable in the public markets. The estimated fair value of the A ordinary shares with £60 million hurdle of Wejo Limited at each grant date therefore reflects a discount for lack of marketability (“DLOM”), which considers that Wejo Limited is a closely-held entity with a diversified shareholder base and that the ownership rights of the subject A ordinary shares are subordinate to the ordinary shares when the equity value is below the £60 million hurdle, and is partially based on the anticipated likelihood and timing of a future liquidity event for the subject shares.

Historical Valuations

July 14, 2020 Retrospective Valuation

The Wejo Limited Board relied, in part, on the results of the July 14, 2020 valuation in its determination of the fair value of $0.09 or £0.07 per share, in regards to the A Ordinary Shares with a hurdle amount of £60 million, when it granted options to employees to purchase 3,176,392 A Ordinary Shares with hurdle amount of £60 million. The July 14, 2020 valuation was prepared taking into account three valuation methods (income, market and asset approach) with each approach being weighted at 33.3% each. Refer to the chart below for additional details. The valuation included the consideration that on April 21, 2020, the Company committed to a restructuring plan in response to the changes in business and economic conditions arising as a result of the COVID-19 pandemic. The equal weighting to the three approaches considered that both short-term and long-term prospects were risky. In the short-term, liquidity concerns and surviving the economic impact of the pandemic were pressing, and in the long-term, the company at this stage had never achieved any of its forecasts. Weighting the market data of the GPC method equally with the income approach based on the projections and adjusted net asset value if liquidity concerns were realized was deemed to be the best assessment at the time as none of the approaches were considered superior individually to the other approaches. For each of the future-event scenarios, the Company then applied a DLOM of 35%, determined by a put option analysis that considered the timing of each future-event scenario and class specific volatility for the A Ordinary Shares.

Securities and Exchange Commission
September 7, 2021

Valuation Method	Operating Enterprise Value	Weighting	Weighted Value
Income Approach - discounted cash flow method	$85,000,000	33.3%	$28,333,333
Market Approach – Guideline public company method	$47,900,000	33.3%	$15,966,667
Asset Approach – adjusted net asset value method	$-	33.3%	$-

October 21, 2020 Valuation

The Board relied on the results of the October 21, 2020 valuation in its determination of the fair value of $2.93 or £2.23 per share, in regards of A Ordinary Shares with hurdle amount of £60 million, when it granted options to purchase A Ordinary Shares with hurdle amount of £60 million for the purchase of 60,540 shares to employees. The October 21, 2020 valuation was prepared taking into account the three valuation methods (income, market and asset approach). Refer to the chart below for additional details for further detail. As of October 21, 2020 the Company’s probability-weighting of the IPO/SPAC scenario was minimal due to the Company having not undertaken any material IPO/SPAC preparations and only a minor probability of an IPO/SPAC was anticipated within twelve months. By October, the company’s short-term liquidity prospects had improved and the capital markets had begun illuminating that the SPAC opportunity may be realistic if the company could navigate the liquidity crisis and then in turn successfully market their plans for growth. By October, the board was shifting its focus to begin working with strategic advisors on a long-term exit strategy with less focus on short-term liquidity. The shift in weightings for the October valuation date reflected an increased confidence in the reliability of the DCF approach and reduced concern around the risk of liquidation. At early stages of the Wejo Limited Board’s work, a modest 5% was assigned to the SPAC potential, a bit more weight was assigned to the remaining liquidity risk. Compared with the July analysis, the relevance of the GPC method based on market data was largely unchanged but rounded to 30%. The increased reliance on the income approach was supported by the relevance of the long term business prospects indicated by the Wejo Limited Board’s shifting focus to a dual-track exit strategy. For each of the future-event scenarios, the Company then applied a DLOM of 25%, determined by a put option analysis that considered the timing of each future-event scenario and class specific volatility for the A Ordinary Shares.

Securities and Exchange Commission
September 7, 2021

Valuation Method	Operating Enterprise Value	Weighting	Weighted Value
Income Approach - discounted cash flow method	$209,700,000	55.0%	$115,335,000
Market Approach – Guideline public company method	$48,600,000	30.0%	$14,580,000
Market Approach – Guideline transaction method – Industry SPAC indication	$650,000,000	5%	$32,500,000
Asset Approach – adjusted net asset value method	$-	10%	$-

The principal factors contributing to the increase in the fair value of A Ordinary Shares with £60 million hurdle from the July 14, 2020 valuation to the October 21, 2020 valuation were the increase by management and the Wejo Limited Board in the probability-weighting of the income approach from 33% to 55% and improved outlook on the Company’s forecast, the inclusion of the SPAC market approach scenario of 5% and the overall decrease in the DLOM from 35% to 25%, all reflecting the progress made by the Company since July 14, 2020, including the following:

•	In October 2020, in light of an improving business outlook, but cognizant of business conditions which existed at the outset of the COVID-19 pandemic earlier in the year, Wejo Limited, in consultation with its Board of Directors, began seeking plans for pursuing a business combination with a SPAC and began the process of identifying investment banks to partner with. In addition, during this time, the Wejo Limited Board also discussed the option of a parallel funding through a private placement.

•	A decrease in the short-term liquidity risks facing Wejo Limited at October 21, 2020 when compared to the July 14, 2020;

•	Decreased debt to total invested capital (fair value basis), which resulted in reduced volatility of overall equity and A ordinary share specific volatility;

•	Improvements in invested capital fair value, pushed A ordinary shares past £60 million hurdle, which correspondingly improved marketability as the A ordinary shares have effectively been pushed into the money.

Securities and Exchange Commission
September 7, 2021

Comparison of Most Recent Valuations for Options granted to the Fair Value of the Shares of Wejo Limited Ordinary Share as Determined by the Exchange Ratio

Based on the implied exchange ratio of 3.15437 shares of Wejo Limited’s ordinary shares to be received for each share of Wejo Group Limited common stock in the proposed business combination, and the deemed $10.00 per share issuance price as reflected in the definitive merger agreement executed by Virtuoso Special Acquisition Corporation (VOSO) and Wejo Limited, the estimated effective fair value of Wejo Limited’s ordinary share is $31.54 per share. The fair value of Wejo Limited’s A ordinary share with a hurdle amount of £60 million of $2.93 per share as of October 21, 2020, which is the most recent valuation date for options granted, was not reflective of a fair value that was aligned with the inherent value of the contemplated business combination with VOSO as of May 28, 2021, due to the preliminary stage of Wejo Limited pursuing a business combination with a SPAC at such time.

The Company respectfully submits that the increase in equity value from the October 21, 2020 grant date to the date of the business combination agreement is attributable to several factors, as discussed below:

Business Combination Agreement:

On May 28, 2021, Wejo Limited entered into a definitive agreement and plan of merger (“Merger Agreement”) with VOSO for which proposed a business combination of the companies that had a concluded equity value for Wejo Limited of $682.5 million. The implied fair value of the shares of Wejo Limited ordinary shares as determined by the exchange ratio in the business combination is $31.54 per share after considering the conversion of the convertible loan notes and advanced share subscriptions as well as the exercise of all outstanding warrants and options outstanding for shares of Wejo Limited.

•	During November 2020, Wejo Limited met with Citi regarding parallel funding and subsequently the Wejo Limited Board approved appointing Citi to approach SPACs and Financial and Strategic investors.

•	During December 2020, Wejo Limited was committed to the SPAC opportunity.

•	During January 2021, the Wejo Limited Board approved a 2021 budget and a five-year model contemplating a SPAC merger

•	In January 2021, the first broadly available vaccines for COVID-19 began to be available to a larger percentage of the population in the US, the UK and Europe, and economies and stock markets reacted favorably to the news;

•	In February 2021, Wejo Limited added a highly experience Chief Technology Officer to help the company expand its product offerings and capabilities to serve the connected vehicle market;

•	In February 2021 Wejo Limited’s Management’s commenced “Fireside Chats’ with potential investors.

•	On March 19, 2021 Wejo Limited signed an LOI for a business combination with VOSO with a fully diluted enterprise value of $1.5 billion.

•	On March 16, 2021 Wejo Limited hired a new Chief Financial Officer to assist Wejo Limited in completing the business combination with VOSO and help solidify investors for the PIPE.

•	In April 2021, Wejo Limited added two US-based heads of sales who are highly experienced in data markets, and a senior executive over connectivity at Renault, as head of OEM and Tier 1 partnerships. These additional executives position Wejo Limited to rapidly expand in the data marketplace and SaaS solutions markets.

•	During this period of time, the connected vehicles on the ADEPT platform expanded 25% from 9.0 million to 11.3 million as a result of the addition of Volkswagen, Fiat Chrysler and other OEM vehicles onto the ADEPT platform during this period;

•	During this period of time, Wejo Limited continued to retain clients at nearly a 100% rate, and grew these retained clients in terms of dollars spent at Wejo Limited by over 50% year-over-year;

•	Wejo Limited continued to sign key enterprise relationships, including signing their first multi-year data deal with Amazon;

•	On May 28, 2021, Wejo Limited and VOSO executed the Merger Agreement and commenced preparing the Registration Statement, with the expectation that the proposed business would be consummated in the fourth quarter of 2021.

•	In the PIPE process, the company gained new strategic investors Palantir, Microsoft and Sompo. GM added to its strategic investment, and Hella made a strategic investment earlier in 2021. All of these investors are supporting Wejo Limited to strategically advance its business more rapidly in the data marketplace, and globally including Asia Pacific earlier than expected.

Securities and Exchange Commission
September 7, 2021

Market conditions impacting the valuation:

Per the table below, both Wejo Limited’s industry SPAC comparables and legacy GPC comparables have generally recorded an increase in enterprise value from October 21, 2020 to May 28, 2021. Over the same period Wejo Limited’s offering has gained traction within the market and an increase in-line with the upward market movements is supported by Wejo Limited’s progress on its operating initiatives. While the increase in enterprise value for Wejo Limited falls above the range exhibited by the legacy GPC comparables, this is reflective of the difference in stage of development between the more mature, stable growth legacy GPCs and the higher growth profile of Wejo Limited. Therefore, the increase in enterprise value for Wejo Limited was viewed as more comparable to the increase observed by the industry SPAC value indications as reflected in the selected weightings of the methodologies utilized in the valuation analysis. This comparability is supported further by the probability of a successful SPAC transaction observed over the October 21, 2020 to May 28, 2021 timeframe. Specifically, it is noted that a possible public transaction via a SPAC or IPO for Wejo Limited was in a preliminary stage of consideration at the October 2020 date, yet throughout the following seven month period, those plans continuously progressed. As Wejo Limited made such progress towards a SPAC transaction, the value started to align more with the industry SPAC comparable value indications, given the similar growth expectations from a market participant perspective. As such, the industry SPAC comparables were considered more indicative of fair value as milestones were achieved between October 2020 and May 2021.

Securities and Exchange Commission
September 7, 2021

($ in Millions)	Industry SPAC Comparables
	Enterprise Value	Enterprise Value	% Change
Company Name	10/21/2020	5/28/2021	in Enterprise Value
Nikola Corporation	$7,735.0	$5,143.0	-33.5%
Hyliion Holdings Corp.	3,513.9	1,331.6	-62.1%
Lordstown Motors Corp.	-	1,119.4	NM
Canoo Inc.	319.9	1,246.0	289.5%
XL Fleet Corp.	68.6	556.9	711.8%
Velodyne Lidar, Inc.	2,297.8	1,457.0	-36.6%
Luminar Technologies, Inc.	-	6,412.3	NM
Aeva Technologies, Inc.	-	2,114.4	NM
QuantumScape Corporation	310.4	8,978.9	2792.3%
Eos Energy Enterprises, Inc.	194.6	951.1	388.8%
ChargePoint Holdings, Inc.	471.9	8,025.2	1600.6%
Romeo Power, Inc.	-	828.7	NM
Fisker Inc.	15.0	2,929.5	19379.7%
Ouster, Inc.	-	1,544.6	NM

Low	$-	$556.9	-62.1%
First Quartile	-	1,151.0	-33.5%
Median	131.6	1,500.8	388.8%
Average	1,066.2	3,045.6	2781.2%
Third Quartile	433.9	4,589.6	1600.6%
High	7,735.0	8,978.9	19379.7%

Wejo	$160.0	$1,060.0	562.5%

The increase in value of Wejo Limited’s ordinary share price during the period from October 21, 2020 to May 28, 2021 also considered changes in the overall capital markets environment.

Securities and Exchange Commission
September 7, 2021

As seen in the charts above, from October 21, 2020 to May 28, 2021, the S&P 500 index recorded a 22.4% increase in value and the Nasdaq Composite recorded a 19.7% increase in value. The increase in value in the capital markets is generally in-line with that of the legacy GPC comparables and as previously noted, Wejo Limited’s change in value has trended more in-line with that of the industry SPAC comparables given the value creation process as the Company moves towards a SPAC transaction. Furthermore, the capital market indices are reflective of more mature, stable companies compared to the industry SPAC comparables which more closely mimic Wejo Limited’s growth trajectory, particularly with the interest from several key OEMs in the last six months. The increase in enterprise value from October 2020 to May 2021 is further supported by Wejo Limited’s niche, proprietary product offering, demonstrated progress towards a SPAC transaction, and overall improved financial and operating position relative to October 2020 when the Company faced liquidity concerns.

Conclusion

In light of the above analysis, Wejo Limited respectfully advises the Staff that the estimated fair value of Wejo Limited’s A ordinary share with a hurdle amount of £60 million used as the basis for determining share-based compensation expense in connection with the most recent grants of share options was reasonable and appropriate, as Wejo Limited’s valuations have demonstrated growth over the period commensurate with the overall developments of Wejo Limited’s business activities, positive trending market and SPAC conditions in late 2020 and into 2021.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
September 7, 2021

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jackie Cohen
Jackie Cohen

cc:	John Maxwell, Director, Wejo Group Ltd.